EXHIBIT 4.1

DATED 3 FEBRUARY 2016

USD 2,000,000,0000 REVOLVING FACILITIES AGREEMENT

for

ALCATEL-LUCENT USA INC.

as the Company

with

NOKIA OYJ

as Lender

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

40 Bank Street

Canary Wharf

London E14 5DS

United Kingdom

THIS AGREEMENT is dated 3 February 2016 and made between:

(1)	ALCATEL-LUCENT USA INC. a corporation incorporated under the laws of the State of Delaware (the “Company”); and

(2)	NOKIA OYJ (the “Lender”),

each a “Party” and together the “Parties”.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

“4.625% Notes” means the 4.625% Senior Notes due 2017 issued by the Company.

“6.750% Notes” means the 6.750% Senior Notes due 2020 issued by the Company.

“8.875% Notes” means the 8.875% Senior Notes due 2020 issued by the Company.

“Affiliate” means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

“Authorisation” means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

“Availability Period” means:

(a)	in relation to Facility A, the period from and including the date of this Agreement to and including the date falling one month prior to the Facility A Maturity Date;

(b)	in relation to Facility B, the period from and including the date of this Agreement to and including the date falling one month prior to the Facility B Maturity Date; and

(c)	in relation to Facility C, the period from and including the date of this Agreement to and including the date falling one month prior to the Final Maturity Date.

“Available Commitment” means, in relation to a Facility, the Commitment under that Facility minus:

(a)	the amount of any outstanding Utilisations under that Facility; and

(b)	in relation to any proposed Utilisation of that Facility, the aggregate amount of all other Utilisations under that Facility that are due to be made on or before the proposed Utilisation Date,

provided that (but without prejudice to Clause 6.3 (Facility A and Facility B)) for the purposes of calculating the Available Commitment in relation to any proposed Utilisation of a Facility, the aggregate amount of all Utilisations under that Facility that are due to be repaid or prepaid on or before the proposed Utilisation Date shall not be deducted from the Commitment under that Facility.

“Available Facility” means, in relation to a Facility, the Available Commitment in respect of that Facility.

“Bankruptcy Law” shall mean (i) Title 11, United States Code, as amended from time to time and any successor statute, or any similar U.S. federal or state law for the relief of debtors or the administration, receivership or liquidation of debtors’ estates and assets for the benefit of their creditors, (ii) the French law proceedings of mandat ad hoc, conciliation, sauvegarde, sauvegarde accélérée, sauvegarde financière accélérée, redressement judiciaire or liquidation judiciaire under Livre Sixième of the French Code de commerce and (iii) any other similar federal or local law for the relief of debtors or the administration, receivership or liquidation of debtors’ estates and assets for the benefit of their creditors in any other applicable jurisdiction, now or hereinafter in effect.

“Break Costs” means the amount (if any) by which:

(a)	the interest which the Lender should have received for the period from the date of receipt of all or any part of its participation in a Loan or Unpaid Sum to the last day of the current Interest Period in respect of that Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period;

exceeds:

(b)	the amount which the Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

“Business Day” means a day other than a Saturday or Sunday or other day on which banking institutions in New York City, Paris, Geneva or Helsinki are authorised or required by law to close.

“Change of Control” means (i) the Lender (or any of its Affiliates) holding directly or indirectly less than 66.6% of the maximum number of votes that might be cast at a general meeting of the Company or holding beneficially less than 66.6% of the issued share capital of the Company (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital) or (ii) any person or group of persons acting in concert other than the Lender (or any of its Affiliates) gaining direct or indirect control of the Company. For the purposes of this definition:

(a)	“control” of the Company means:

(i)	the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:

(A)	cast, or control the casting of, more than 33.3% of the maximum number of votes that might be cast at a general meeting of the Company;

(B)	appoint or remove all, or the majority, of the directors or other equivalent officers of the Company; or

(C)	give directions with respect to the operating and financial policies of the Company with which the directors or other equivalent officers of the Company are obliged to comply; or

(D)	the holding beneficially of more than 33.3% of the issued share capital of the Company (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital); and

(b)	“acting in concert” means, a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition directly or indirectly of shares in the Company by any of them, either directly or indirectly, to obtain or consolidate control of the Company.

“Commitment” means the Facility A Commitment, the Facility B Commitment or the Facility C Commitment as the context requires.

“Default” means an Event of Default or any event or circumstance specified in Clause 13 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

“Event of Default” means any event or circumstance specified as such in Clause 13 (Events of Default).

“Facility” means Facility A, Facility B or Facility C as the context requires.

“Facility A” means the revolving loan facility made available under this Agreement as described in paragraph (a) of Clause 2.1 (The Facilities).

“Facility A Commitment” means $686,000,000, to the extent not cancelled or reduced under this Agreement, including pursuant to Clause 6.3 (Facility A and Facility B).

“Facility A Loan” means a Loan made or to be made under Facility A or the principal amount outstanding for the time being of that Loan.

“Facility A Maturity Date” means 30 June 2017.

“Facility B” means the revolving loan facility made available under this Agreement as described in paragraph (b) of Clause 2.1 (The Facilities).

“Facility B Commitment” means $546,000,000, to the extent not cancelled or reduced under this Agreement, including pursuant to Clause 6.3 (Facility A and Facility B).

“Facility B Loan” means a Loan made or to be made under Facility B or the principal amount outstanding for the time being of that Loan.

“Facility B Maturity Date” means 31 December 2019.

“Facility C” means the revolving loan facility made available under this Agreement as described in paragraph (c) of Clause 2.1 (The Facilities).

“Facility C Commitment” means $768,000,000, to the extent not cancelled or reduced under this Agreement.

“Facility C Loan” means a Loan made or to be made under Facility C or the principal amount outstanding for the time being of that Loan.

“Final Maturity Date” means 15 November 2020.

“Finance Documents” means this Agreement, each Utilisation Request and any other document designated as such in writing by the Lender and the Company from time to time.

“Financial Indebtedness” means any indebtedness other than intra-Group indebtedness (without double counting) for or in respect of:

(a)	moneys borrowed or raised and debit balances at banks or other financial institutions;

(b)	any acceptance under any acceptance credit facility (or dematerialised equivalent);

(c)	any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d)	the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with IFRS, be treated as a finance or capital lease;

(e)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f)	any amount raised under any other transaction (including any forward sale or purchase agreement, sale and sale back or sale and leaseback agreement) having the commercial effect of a borrowing;

(g)	any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value shall be taken into account);

(h)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution;

(i)	any amount raised by the issue of shares which are redeemable (other than at the option of the issuer) before the Final Maturity Date;

(j)	any other transaction having the commercial effect of a borrowing and which would, in accordance with IFRS, be treated as borrowing; and

(k)	the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (j)above.

“Group” means the Parent and its Subsidiaries from time to time.

“Holding Company” means, in relation to a person, any other person in respect of which it is a Subsidiary.

“IFRS” means international accounting standards within the meaning of IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements.

“Interest Payment Date” means 31 March, 30 June, 30 September and 31 December in each year and the Final Maturity Date, with the first Interest Payment Date being 31 March 2016. If, however, any such day is not a Business Day, the Interest Payment Date will instead be the preceding Business Day.

“Interest Period” means, in relation to a Loan, each period determined in accordance with Clause 8 (Interest Periods and Terms) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 7.3 (Default interest).

“Legal Reservations” means:

(a)	the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors;

(b)	the time barring of claims under the Limitation Acts, the possibility that an undertaking to assume liability for or indemnify a person against non-payment of UK stamp duty may be void and defences of set-off or counterclaim; and

(c)	similar principles, rights and defences under the laws of the Company’s Original Jurisdiction and any jurisdiction where the Company conducts its business.

“Limitation Acts” means the Limitation Act 1980 and the Foreign Limitation Periods Act 1984.

“Loan” means a Facility A Loan, a Facility B Loan or a Facility C Loan as the context requires.

“Material Adverse Effect” means a material adverse effect on:

(a)	the business, operations, property, condition (financial or otherwise) or prospects of the Group taken as a whole;

(b)	the ability of the Company to perform its payment obligations under the Finance Documents; or

(c)	the validity or enforceability of the Finance Documents or the rights or remedies of the Lender under any of the Finance Documents.

“Month” means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a)	(subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(b)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c)	if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

The above rules will only apply to the last Month of any period. “Monthly” shall be construed accordingly.

“Notes” means the 4.625% Notes, 6.750% Notes and the 8.875% Notes.

“Original Jurisdiction” means, in relation to the Company, the State of Delaware.

“Parent” means Alcatel Lucent, a société anonyme incorporated under the laws of France.

“Rollover Loan” means one or more Loans under a Facility:

(a)	made or to be made on the same day that a maturing Loan under the same Facility is due to be repaid;

(b)	the aggregate amount of which is equal to or less than the amount of the maturing Loan; and

(c)	made or to be made to the Company for the purpose of refinancing that maturing Loan.

“Security” means a mortgage, charge, pledge, lien, or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Subsidiary” means in relation to any company or corporation, a company or corporation:

(a)	which is controlled, directly or indirectly, by the first mentioned company or corporation;

(b)	more than half the issued share capital of which is beneficially owned, directly or indirectly by the first mentioned company or corporation; or

(c)	which is a Subsidiary of another Subsidiary of the first mentioned company or corporation,

and for this purpose, a company or corporation shall be treated as being controlled by another if that other company or corporation is able to direct its affairs and/or control the composition of its board of directors or equivalent body.

“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

“Unpaid Sum” means any sum due and payable but unpaid by the Company under the Finance Documents.

“Utilisation” means a Loan.

“Utilisation Date” means the date of a Utilisation, being the date on which the relevant Loan is to be made.

“Utilisation Request” means a written notice delivered to the Lender pursuant to Clause 4.1 (Delivery of a Utilisation Request) substantially in the form set out in Schedule 2 (Utilisation Request).

1.2	Construction

(a)	Unless a contrary indication appears, any reference in this Agreement to:

(i)	the “Lender”, the “Company” or any “Party” shall be construed so as to include its successors in title, permitted assigns and permitted transferees to, or of, its rights and/or obligations under the Finance Documents;

(ii)	“assets” includes present and future properties, revenues and rights of every description;

(iii)	a “Finance Document” or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended or restated;

(iv)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(v)	a “person” includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium, partnership or other entity (whether or not having separate legal personality);

(vi)	a “regulation” includes any regulation, rule, official directive, request, order or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation; and

(vii)	a provision of law is a reference to that provision as amended or re-enacted.

(b)	Section, Clause and Schedule headings are for ease of reference only.

(c)	A Default (other than an Event of Default) is “continuing” if it has not been remedied or waived in writing and an Event of Default is “continuing” if it has not been waived in writing.

(d)	In this Agreement, a reference to:

(i)	a winding-up, administration or dissolution includes a redressement judiciaire, cession totale de l’entreprise, liquidation judiciaire or a procédure de sauvegarde under Livre Sixième of the French Commercial Code;

(ii)	a composition, assignment or similar arrangement with any creditor includes a procédure de conciliation and mandat ad hoc under Livre Sixième of the French Commercial Code;

(iii)	a compulsory manager, receiver, administrator or custodian includes an administrateur judiciaire, mandataire ad hoc, conciliateur and mandataire liquidateur or any person appointed as a result of any proceedings described in paragraphs (i) and (ii) above; and

(iv)	a person being unable to pay its debts includes that person being in a state of cessation des paiements, within the meaning of Article L. 631-1 of the French Commercial Code.

1.3	Currency symbols and definitions

“$”, “USD” and “dollars” denote the lawful currency of the United States of America. “€”, “EUR” and “euro” denote the single currency of any member state of the European Union that has the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

1.4	Third party rights

A person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

2.	THE FACILITIES

2.1	The Facilities

Subject to the terms of this Agreement, the Lender makes available to the Company:

(a)	a dollar revolving loan facility in an aggregate amount equal to the Facility A Commitment;

(b)	a dollar revolving loan facility in an aggregate amount equal to the Facility B Commitment; and

(c)	a dollar revolving loan facility in an aggregate amount equal to the Facility C Commitment.

2.2	Purpose

The Company shall apply all amounts borrowed by it under each Facility in or towards:

(a)	financing the redemption of the Notes (including any related fees, costs and expenses of such redemption); and

(b)	the general corporate purposes of the Parent and the Group.

3.	CONDITIONS OF UTILISATION

3.1	Initial conditions precedent

The Company may not utilise any Facility unless the Lender has received all of the documents and other evidence listed in Schedule 1 (Conditions precedent) in form and substance satisfactory to the Lender.

3.2	Further conditions precedent

The Lender will only be obliged to make a Loan available to the Company if on the date of the Utilisation Request and the proposed Utilisation Date:

(a)	in the case of a Rollover Loan, no Event of Default is continuing or would result from the proposed Utilisation, and in the case of any other Utilisation, no Default is continuing or would result from the proposed Utilisation; and

(b)	each of the representations set out in Clause 12.1 (Status) to Clause 12.5 (Validity and admissibility in evidence) to be made by the Company is true in all respects and will remain true immediately after the proposed Loan.

4.	UTILISATION

4.1	Delivery of a Utilisation Request

(a)	The Company may utilise any Facility by delivery to the Lender of a duly completed Utilisation Request no later than three (3) Business Days prior to the initial proposed Utilisation Date and five (5) Business Days prior to each subsequent proposed Utilisation Date (or such shorter time period as agreed to by the Lender).

(b)	Such Utilisation Request must identify the Facility to be utilised, state the proposed Utilisation Date and certify the satisfaction of the further conditions precedent listed at Clause 3.2 (Further conditions precedent) above, provide the details of the bank account which should be credited with the proceeds of the Loan and be signed by an authorised signatory of the Company.

(c)	The Lender shall, subject to the terms of Clause 3 (Conditions of Utilisation) and this Clause 4, advance to the Company a Loan the subject of the applicable Utilisation Request on the proposed Utilisation Date.

(d)	In the event a Loan is outstanding and the Company does not deliver to the Lender a written notice to the contrary (not later than five (5) Business Days before the start of the next Interest Period), the Company shall be deemed to have made a Utilisation Request pursuant to this Clause 4.1 for such Loan to rollover to the next Interest Period.

4.2	Completion of a Utilisation Request

(a)	Each Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

(i)	the proposed Utilisation Date is a Business Day within the Availability Period for the relevant Facility;

(ii)	the currency of the proposed Utilisation is dollars;

(iii)	the amount of the proposed Utilisation is not in excess of the relevant Available Facility; and

(iv)	the amount of the proposed Utilisation is a minimum of $100,000 or, if less, the relevant Available Facility.

(b)	Only one Loan may be requested in each Utilisation Request.

4.3	Maximum number of Utilisations

The Company may not deliver a Utilisation Request if as a result of the proposed Utilisation more than 10 Loans would be outstanding.

4.4	Cancellation of Commitment

Any unutilised Commitment in respect of a Facility shall be immediately cancelled at the end of the Availability Period for that Facility.

5.	REPAYMENT

5.1	Repayment of Loans

(a)	The Company shall repay each Loan in full on the last day of its Interest Period.

(b)	Without prejudice to the Company’s obligation under paragraph (a) above, if one or more Loans under a Facility are to be made available to the Company:

(i)	on the same day that a maturing Loan under the same Facility is due to be repaid by the Company; and

(ii)	in whole or in part for the purpose of refinancing the maturing Loan,

the aggregate amount of the new Loans shall be treated as if applied in or towards repayment of the maturing Loan so that

(A)	if the amount of the maturing Loan exceeds the aggregate amount of the new Loans, the Company will only be required to pay an amount in cash in dollars equal to that excess and the new Loans shall be treated as having been made available and applied by the Company in or towards repayment of the maturing Loan and the Lender will not be required to make the new Loans available in cash; and

(B)	if the amount of the maturing Loan is equal to or less than the aggregate amount of the new Loans, the Company will not be required to make any payment in cash and the Lender will be required to make the new Loans available in cash only to the extent that the new Loans exceed the maturing Loan and the remainder of the new Loans shall be treated as having been made available and applied by the Company in or towards repayment of the maturing Loan.

6.	PREPAYMENT AND CANCELLATION

6.1	Change of Control

Upon the occurrence of a Change of Control, each Facility will be cancelled and all outstanding Utilisations, together with accrued interest, and all other amounts accrued under the Finance Documents, shall become immediately due and payable.

6.2	Illegality

If it becomes unlawful in any applicable jurisdiction for the Lender to perform any of its obligations as contemplated by this Agreement or to make or maintain any Loan, the Lender shall promptly notify the Company and:

(a)	each Commitment shall immediately be reduced to zero and cancelled;

(b)	thereafter, the Lender shall not be obliged to advance any Loans to the Company; and

(c)	the Company shall repay the Loans made to the Company on the last day of the then current Interest Period for each Utilisation, or, if earlier, the date specified by the Lender in the notice delivered to the Company (being no earlier than the last day of any applicable grace period permitted by law).

6.3	Facility A and Facility B

(a)	On the Facility A Maturity Date, the Company will repay each Facility A Loan in full and Facility A and the Facility A Commitment shall each be automatically and irrevocably cancelled in full with immediate effect.

(b)	On the Facility B Maturity Date, the Company will repay each Facility B Loan in full and Facility B and the Facility B Commitment shall each be automatically and irrevocably cancelled in full with immediate effect.

6.4	Voluntary cancellation

The Company may, if it gives the Lender not less than ten (10) Business Days’ (or such shorter period as the Lender may agree) prior notice, cancel the whole or any part of any Facility. Any cancellation under this Clause 6.4 shall reduce the Commitment applicable to the relevant Facility.

6.5	Voluntary prepayment

The Company may, if it gives the Lender not less than five (5) Business Days’ (or such shorter period as the Lender may agree) prior notice, prepay the whole or any part of a Utilisation.

6.6	Break Costs

(a)	The Company shall, within three (3) Business Days of demand by the Lender, pay to the Lender its Break Costs attributable to all or any part of a Loan or Unpaid Sum being paid by the Company on a day other than the last day of an Interest Period for that Loan or Unpaid Sum.

(b)	The Lender shall, as soon as reasonably practicable after a demand by the Company, provide a certificate confirming the amount of its Break Costs for any Interest Period in which they accrue.

6.7	Restrictions

(a)	Any notice of cancellation or prepayment given by any Party under this Clause 6 (Prepayment and cancellation) shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made, the amount of that cancellation or prepayment and the Facility to which that cancellation or prepayment will apply. If the Company fails to specify against which Facility the cancellation or prepayment should be applied, the cancellation or prepayment (as applicable) shall be applied against each Facility on a pro rata basis.

(b)	Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and without premium or penalty (but subject to Break Costs to the extent applicable by operation of Clause 6.6 (Break Costs)).

(c)	Unless a contrary indication appears in this Agreement, any part of a Facility which is prepaid or repaid may be reborrowed in accordance with the terms of this Agreement.

(d)	The Company shall not repay or prepay all or any part of the Utilisations or cancel all or any part of any Commitment except at the times and in the manner expressly provided for in this Agreement.

(e)	No amount of any Commitment cancelled under this Agreement may be subsequently reinstated.

7.	INTEREST

7.1	Calculation of interest

The rate of interest on each Loan for each Interest Period is 2.40% per annum.

7.2	Payment of interest

The Company shall pay accrued interest on each outstanding Loan on each Interest Payment Date applicable to that Loan.

7.3	Default interest

(a)	If the Company fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate of 3.40% per annum in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Lender (acting reasonably). Any interest accruing under this Clause 7.3 shall be immediately payable by the Company on demand by the Lender.

(b)	If any overdue amount consists of all or part of a Loan which became due on a day which was not the last day of an Interest Period relating to that Loan, the first Interest Period for that overdue amount shall have a duration equal to the unexpired portion of the current Interest Period relating to that Loan.

(c)	Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

8.	INTEREST PERIODS AND TERMS

(a)	Each Interest Period for a Loan shall start on its Utilisation Date and shall end on the next Interest Payment Date.

(b)	An Interest Period for a Facility A Loan shall not extend beyond the Facility A Maturity Date.

(c)	An Interest Period for a Facility B Loan shall not extend beyond the Facility B Maturity Date.

(d)	An Interest Period for a Facility C Loan shall not extend beyond the Final Maturity Date.

(e)	Subject to paragraph (d) of Clause 4.1 (Delivery of a Utilisation Request), a Loan has one Interest Period only.

9.	TAXES

9.1	Taxes

All payments to be made by the Company in connection with any Finance Document shall be made free and clear of and without deduction for or on account of Tax unless the Company is required to make such a payment subject to the deduction or withholding of Tax in which case the sum payable by the Company in respect of which such deduction or withholding is required to be made shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Lender receives and retains (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum which it would have received and so retained had no such deduction or withholding been made or required to be made.

9.2	Stamp taxes

The Company shall pay and, within three (3) Business Days of demand, indemnify the Lender against any cost, loss or liability that the Lender incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance Document.

10.	COSTS AND EXPENSES

10.1	Transaction expenses

Each Party will bear its own costs in connection with the arrangement, negotiation, preparation, printing, execution and amendment of any of the Finance Documents and any other document referred to in this Agreement.

10.2	Enforcement costs

The Company shall, within three (3) Business Days of demand, pay to the Lender the amount of all costs and expenses (including but not limited to legal fees) incurred by the Lender in connection with the enforcement and/or preservation of any rights, powers and remedies under any of the Finance Documents, any other document referred to in this Agreement and any proceedings instituted by or against the Lender as a consequence of enforcing or preserving these rights, powers and remedies.

11.	FEES

11.1	Commitment fee

(a)	The Company shall pay to the Lender a fee in dollars computed at the rate of:

(i)	30 per cent. per annum on 2.40 per cent of the Available Commitment under Facility A from the date of this Agreement to the end of the Availability Period applicable to Facility A;

(ii)	30 per cent. per annum on 2.40 per cent of the Available Commitment under Facility B from the date of this Agreement to the end of the Availability Period applicable to Facility B; and

(iii)	30 per cent. per annum on 2.40 per cent of the Available Commitment under Facility C from the date of this Agreement to the end of the Availability Period applicable to Facility C.

(b)	The accrued commitment fee is payable on each Interest Payment Date within the relevant Availability Period, on the last day of the relevant Availability Period and, if cancelled in full, on the cancelled amount of the relevant Commitment at the time the cancellation is effective.

12.	REPRESENTATIONS

The Company makes the representations and warranties set out in this Clause 12 to the Lender on the date of this Agreement, on the date of the first Utilisation Request and on the first Utilisation Date.

12.1	Status

It is a corporation, duly organised and validly existing under the law of its Original Jurisdiction, it has all requisite power and authority to own its assets and carry on its business as it is being conducted and it is in good standing under the laws of its Original Jurisdiction and is qualified to do business in every jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to be in good standing or so qualified could not reasonably be expected to result in a Material Adverse Effect.

12.2	Binding obligations

(a)	Subject to the Legal Reservations, the obligations expressed to be assumed by it in each Finance Document are legal, valid, binding and enforceable obligations.

(b)	This Agreement and each other Finance Document have been duly executed and delivered by the Company.

12.3	Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, the Finance Documents to which it is a party do not and will not:

(a)	in any material respect conflict with any law or regulation applicable to it, its constitutional documents, or any agreement or instrument binding upon it or any of its assets; or

(b)	constitute a default or termination event (howsoever described) under any such agreement or instrument to an extent which has a Material Adverse Effect.

12.4	Power and authority

It has the power to enter into, perform and deliver, and has taken all requisite corporate action to authorise its entry into, performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated by those Finance Documents, and no actions and consents (including, without limitation, filings, notices, registrations and recordings) are necessary for the exercise by the Lender of the rights or the remedies provided for in this Agreement.

12.5	Validity and admissibility in evidence

(a)	Subject to the Legal Reservations, all Authorisations required or desirable to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party, and to make the Finance Documents to which it is a party admissible in evidence in its Original Jurisdiction, have been obtained or effected and are in full force and effect.

(b)	All Authorisations necessary for the conduct of its business in the ordinary course (as currently being conducted) have been obtained or effected and are in full force and effect except to the extent failure to obtain or effect those Authorisations could reasonably be expected not to have a Material Adverse Effect.

12.6	Deduction of Tax

It is not required to make any deduction for or on account of Tax from any payment it may make under any Finance Document.

12.7	No default

No Default is continuing or might reasonably be expected to result from the making of any Utilisation, and no other event or circumstance is outstanding which constitutes (or, with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing, would constitute) a default or termination event (howsoever described) under any other agreement or instrument which is binding on it or to which its assets are subject in each case which has or could reasonably be expected to have a Material Adverse Effect.

12.8	Pari passu ranking

Its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

12.9	No proceedings pending or threatened

No litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency which are reasonably likely to be adversely determined and, if adversely determined, would have a Material Adverse Effect have been started or threatened (to the best of its knowledge and belief having made all reasonable enquiry) against it, except any such proceedings already disclosed to the Lender as of the date of this Agreement.

12.10	Repetition

Each of the representations set out in Clause 12.1 (Status) to Clause 12.5 (Validity and admissibility in evidence) are deemed to be made by the Company by reference to the facts and circumstances then existing on the first day of each Interest Period and on the date of each Utilisation Request following the date of this Agreement.

13.	EVENTS OF DEFAULT

Each of the events or circumstances set out in this Clause 13 (save for Clause 13.13 (Acceleration)) is an Event of Default.

13.1	Payment Default

The Company does not pay on the due date any amount of principal or interest payable pursuant to a Finance Document at the place and in the currency in which it is expressed to be payable unless:

(a)	in the case of principal, such non-payment is due solely to administrative or technical error or disruption to payment or communications systems or the financial markets and payment is made within five (5) days of its due date; and

(b)	in the case of interest, payment is made within five (5) days of its due date.

13.2	Breach of other obligations

(a)	The Company does not comply with any provision of the Finance Documents to which it is a party (other than those referred to in Clause 13.1 (Payment Default)).

(b)	No Event of Default under paragraph (a) above will occur if such failure to comply is capable of remedy and is remedied within sixty (60) days of the earlier of the Lender giving written notice to the Company or the Company becoming aware of the failure to comply.

13.3	Misrepresentation

(a)	Any representation or statement made or deemed to be made by the Company in the Finance Documents or any other document delivered by the Company under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect (or, to the extent a materiality test applies in the relevant provision (as applicable), in all respects), when made or deemed to be made.

(b)	No Event of Default under paragraph (a) above will occur if the circumstances giving rise to that misrepresentation are capable of remedy and are remedied within sixty (60) days of the earlier of the Lender giving written notice of such misrepresentation to the Company or the Company becoming aware of such misrepresentation.

13.4	Cross default

(a)	Any Financial Indebtedness of the Company or the Parent is not paid when due nor within any originally applicable grace period.

(b)	Any Financial Indebtedness of the Company or the Parent is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

(c)	Any commitment for any Financial Indebtedness of the Company or the Parent is cancelled or suspended by its creditor as a result of an event of default (however described).

(d)	Any creditor of the Company or the Parent becomes entitled to declare any of its Financial Indebtedness due and payable prior to its specified maturity as a result of an event of default (however described).

(e)	No Event of Default will occur under this Clause 13.4 if:

(i)	the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (a) to (d) above is less than €100,000,0000 or its currency equivalent; or

(ii)	such Financial Indebtedness falling within paragraphs (a) to (d) above is discharged in full, or such event of default (howsoever described) falling within paragraphs (b) to (d) above is rescinded or annulled, within twenty (20) days.

13.5	Insolvency

(a)	The Company or the Parent:

(i)	commences a voluntary case under any applicable Bankruptcy Law;

(ii)	applies for or consents to the appointment of a receiver, trustee, custodian, conservator, liquidator, sequestrator, rehabilitator or similar officer under any applicable Bankruptcy Law with respect to it or in respect of all or substantially all of its property;

(iii)	consents to the appointment of a custodian under any applicable Bankruptcy Law with respect to it or in respect of all or substantially all of its property;

(iv)	makes a general assignment for the benefit of its creditors;

(v)	takes any comparable action under any foreign laws relating to insolvency;

(vi)	shall be unable, or shall fail, or shall admit in writing its inability, to generally pay its debts as they become due; or

(vii)	takes any corporate (or equivalent) action to authorize or effect any of the foregoing.

13.6	Insolvency proceedings

A court of competent jurisdiction enters an order or decree under any Bankruptcy Law, that:

(a)	is for relief against the Company or the Parent or all or substantially all of its property in an involuntary case under any applicable Bankruptcy Law;

(b)	appoints a receiver, trustee, custodian, conservator, liquidator, rehabilitator, sequestrator or similar officer of the Company or the Parent or for all or substantially all of the property or assets of the Company;

(c)	orders the liquidation of the Company or the Parent,

(d)	is in relation to the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of the Company or the Parent;

and the order or decree remains unstayed or in effect for 60 days.

13.7	Creditors’ process

Any expropriation, attachment, sequestration, distress or execution or any analogous process in any jurisdiction affects or any encumbrancer(s) takes possession of the whole or any part of the property, undertakings, asset or assets of the Company or the Parent exceeding an aggregate value of €100,000,000 or its currency equivalent unless such process is frivolous and vexatious, contested in good faith and in any event discharged, stayed or dismissed within sixty (60) days of commencement.

13.8	Unlawfulness

(a)	It is or becomes unlawful for the Company to perform any of its material obligations under the Finance Documents and this individually or cumulatively materially and adversely affects the interest of the Lender under the Finance Documents.

(b)	Subject to the Legal Reservations, any material obligation or obligations of the Company under any Finance Documents are not or cease to be legal, valid, binding or enforceable and (in the case of a cessation) the cessation individually or cumulatively materially and adversely effects the interests of the Lender under the Finance Documents.

13.9	Expropriation

The authority or ability of the Company or the Parent to conduct its business is wholly or substantially curtailed by any seizure, expropriation, nationalisation, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority or other person in relation to the Company or the Parent or any of its assets.

13.10	Repudiation

The Company repudiates a Finance Document or evidences an intention to repudiate a Finance Document.

13.11	Cessation of business

The Company or the Parent suspends or ceases to carry on (or threatens to suspend or cease to carry on) all or a material part of its business.

13.12	Litigation

Failure by the Company or the Parent to pay judgments entered by a court or courts of competent jurisdiction aggregating in excess of €100,000,000, which judgments are not paid, discharged or stayed for a period of 60 days (excluding any judgment that is covered by insurance from an unaffiliated insurer that is solvent and has not denied coverage or a judgment that is covered by an indemnification obligation by a third party indemnitor that is solvent and has not denied the indemnity).

13.13	Acceleration

On and at any time after the occurrence of an Event of Default which is continuing the Lender may by notice to the Company:

(a)	cancel any or all Commitments whereupon they shall immediately be cancelled;

(b)	declare that all or part of the Loans, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable;

(c)	declare that all or part of the Loans be payable on demand, whereupon they shall immediately become payable on demand by the Lender and/or

(d)	exercise any or all of its rights, remedies, powers or discretions under this Agreement and any other Finance Document.

14.	ASSIGNMENTS AND TRANSFERS

14.1	Assignments and transfers by the Lenders

(a)	Subject to paragraph (b) below, the Lender may assign, transfer or encumber all or any part of its rights and/or obligations under this Agreement or any other Finance Document.

(b)	The Lender must obtain the consent of the Company (not to be unreasonably withheld) before it may make an assignment or transfer in accordance with paragraph (a) above unless the assignment or transfer is to an Affiliate of the Lender.

(c)	The Lender shall give written notice to the Company of any assignment, transfer or encumbrance.

14.2	Assignments and transfer by the Company

The Company may not assign any of its rights or transfer any of its rights or obligations under this Agreement or any other Finance Document without the written consent of the Lender.

15.	PAYMENT MECHANICS

15.1	Payments to the Lender

(a)	On each date on which the Company is required to make a payment under this Agreement, the Company shall make the same available to the Lender for value on the due date at the time and in such funds specified by the Lender as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b)	Payment shall be made to such account and with such bank as the Lender specifies.

15.2	Partial payments

If the Lender receives a payment that is insufficient to discharge all the amounts then due and payable by the Company under this Agreement, the Lender shall apply that payment towards the obligations of the Company under this Agreement in such order and in respect of such Facility or Facilities as it so determines in its discretion.

15.3	No set-off by Company

All payments to be made by the Company under this Agreement shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

15.4	Business Days

Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

16.	SET-OFF

The Lender may set off any matured obligation due from the Company under the Finance Documents (to the extent beneficially owned by the Lender) against any matured obligation owed by the Lender to the Company, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Lender may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

17.	NOTICES

17.1	Communications in writing

Any communication to be made under or in connection with this Agreement shall be made in writing and, unless otherwise stated, may be made by email or letter.

17.2	Addresses

The address and email details (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with this Agreement is that identified with its name below or any substitute address or email or department or officer as the Party may notify to the other Party by not less than five (5) Business Days’ notice.

17.3	Delivery

Any communication or document made or delivered by one person to another under or in connection with this Agreement will only be effective:

(a)	if by way of email, when received in legible form;

(b)	if by way of letter, when it has been left at the relevant address or five (5) Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address; and

(c)	if a particular department or officer is specified as part of its address details provided under Clause 17.2 (Addresses), if addressed to that department or officer.

18.	CALCULATIONS AND CERTIFICATES

18.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by the Lender are prima facie evidence of the matters to which they relate.

18.2	Certificates and Determinations

Any certification or determination by the Lender of a rate or amount under this Agreement is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

18.3	Day count convention

Any interest accruing under this Agreement will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360.

19.	PARTIAL INVALIDITY

If, at any time, any provision of a Finance Document is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

20.	REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of the Lender, any right or remedy under a Finance Document shall operate as a waiver of any such right or remedy or constitute an election to affirm any of the Finance Documents. No election to affirm any Finance Document on the part of the Lender shall be effective unless it is in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in each Finance Document are cumulative and not exclusive of any rights or remedies provided by law.

21.	AMENDMENTS AND WAIVERS

Any term of the Finance Documents may be amended or waived only with the consent of the Lender and the Company and any such amendment or waiver will be binding on all Parties.

22.	CONFIDENTIALITY

(a)	The Company (and any of their employees, advisors and agents) must keep confidential and must not disclose (i) this Agreement, any other Finance Document, or any of their terms in whole or in part and (ii) any information supplied to it by or on behalf of the Lender in connection with this Agreement or any other Finance Document.

(b)	Notwithstanding paragraph (a) above, the Company is permitted to disclose information referred to in paragraph (a) above:

(i)	to its officers, directors, employees and professional advisers, on a “need to know” basis and on the condition that they agree to keep such information confidential;

(ii)	which is publicly available, other than as a result of a breach by the Company of this Clause 22;

(iii)	in connection with any legal or arbitration proceedings;

(iv)	if required to do so under any applicable law or regulation having the force of law or by any applicable governmental, banking, taxation or other regulatory authority or by any applicable stock exchange;

(v)	to any of its Affiliates; or

(vi)	with the prior written consent of the Lender.

23.	COUNTERPARTS

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

24.	GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

25.	ENFORCEMENT

25.1	Jurisdiction

(a)	The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a “Dispute”).

(b)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)	This Clause 25.1 is for the benefit of the Lender only. As a result, the Lender shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Lender may take concurrent proceedings in any number of jurisdictions.

25.2	Service of process

(a)	Without prejudice to any other mode of service allowed under any relevant law, the Company:

(i)	irrevocably appoints Alcatel Lucent UK Limited as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document; and

(ii)	agrees that failure by an agent for service of process to notify the Company of the process will not invalidate the proceedings concerned.

(b)	If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Company must immediately (and in any event within 5 Business Days of such event taking place) appoint another agent on terms acceptable to the Lender. Failing this, the Lender may appoint another agent for this purpose.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1

CONDITIONS PRECEDENT

1.	Corporate Authorisations

(a)	A copy of the constitutional documents of the Company.

(b)	A copy of a resolution of the board of directors of the Company:

(i)	approving the terms of, the transactions contemplated by and its performance of the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party;

(ii)	authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

(iii)	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

(c)	A copy of a resolution of the board of directors of the Parent approving the transactions contemplated by the Finance Documents.

(d)	A copy of the formal recommendation of the committee of independent directors of the Parent recommending the transactions contemplated by the Finance Documents.

(e)	A certificate of the Company (signed by the Company Secretary) certifying that as at the date of this Agreement each copy document listed in such certificate, which is not an original or an officially certified copy, relating to it and delivered pursuant to this paragraph 1 of Schedule 1 (Conditions Precedent) is a correct and complete copy, is in full force and effect and has not been amended or superseded.

(f)	A copy of a good standing certificate with respect to the Company, issued as of a recent date by the Secretary of State or other appropriate official of the Company’s jurisdiction of incorporation or organisation.

2.	Other documents and evidence

(g)	Evidence that the Notes have been redeemed or will be redeemed within one day of the first Utilisation Date, and that following such redemption, no member of the Group will have any actual or contingent outstanding obligation or liability in respect of the same.

(h)	A duly completed and signed Utilisation Request in respect of any Facility.

SCHEDULE 2

UTILISATION REQUEST

From:	Alcatel-Lucent USA Inc. as the Company

To:	Nokia Oyj as Lender

Dated:

Dear Sirs

USD 2,000,000,000 Revolving Facilities Agreement

dated [●] 2016 (the “Facilities Agreement”)

1.	We refer to the Facilities Agreement. This is a Utilisation Request. Terms defined in the Facilities Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2.	We wish to borrow a Loan on the following terms:

(a)	Proposed Utilisation Date:	[ ]

(b)	Facility to be utilised:	[Facility A]/[Facility B]/[Facility C]*

(c)	Amount:	[minimum $100,000] or, if less, the relevant Available Facility

3.	We confirm that each condition specified in Clause 3.2 (Further conditions precedent) is satisfied on the date of this Utilisation Request and will be satisfied on the Proposed Utilisation Date.

4.	[This Loan is to be made in [whole]/[part] for the purpose of refinancing [identify maturing Loan]./[The proceeds of this Loan should be credited to [account]].

5.	This Utilisation Request is irrevocable.

Yours faithfully

authorised signatory for

ALCATEL-LUCENT USA INC. as the Company

NOTES:

*	Select the Facility to be utilised and delete references to the other Facilities.

SIGNATURES

THE COMPANY

ALCATEL-LUCENT USA INC.

Signature:

Name:

THE LENDER

NOKIA OYJ

Signature:

Name:

Signature:

Name: